EXHIBIT 3.1

Application for Admission by Enterprise GP Holdings L.P.
as a Substituted Member of Enterprise Products GP, LLC

        The undersigned, Enterprise GP Holdings L.P., a Delaware limited partnership (“Applicant”), hereby applies for admission as a Substituted Member of Enterprise Products GP, LLC, a Delaware limited liability company (the “Company”), pursuant to Section 9.02(b) of the Company’s Second Amended and Restated Limited Liability Company Agreement (the “Agreement”). Capitalized terms not defined herein have the respective meanings assigned to such terms in the Agreement.

        (a)     On the date hereof, Applicant has acquired the 9.9% membership interest in the Company (the “Membership Interest”) previously held by GulfTerra GP Holding Company, a Delaware corporation (“El Paso GP Holdco”), and Applicant has delivered to the Company a copy of the instrument pursuant to which the Membership Interest was transferred to Applicant.

        (b)     The notice address of Applicant is as follows:

                   Enterprise GP Holdings L.P.
                   2727 North Loop West
                   Houston, Texas 77008

        (c)     Applicant hereby ratifies the Agreement and hereby agrees to be bound by all of the terms of the Agreement and hereby assumes all of El Paso GP Holdco’s liabilities under the Agreement.

        (d)     Applicant hereby represents and warrants to the Company that the transfer of the Membership Interest from El Paso GP Holdco to Applicant was made in accordance with all applicable Laws.

        (e)     Applicant hereby makes the following additional representations and warranties to the Company:

        1.       Applicant is duly formed, validly existing and in good standing under the laws of the State of Delaware and is duly qualified and in good standing under the laws of any states that require Applicant to be so qualified and in good standing in order for the Company to be qualified to do business therein.

        2.       Applicant has full partnership power and authority to execute, agree to and perform Applicant’s obligations under the Agreement.

        3.       All necessary actions by the general partner of Applicant or other Persons necessary for the due authorization, execution, delivery and performance of the Agreement by Applicant have been duly taken.

        4.       Applicant has duly executed and delivered the Agreement and the Agreement is enforceable against Applicant in accordance with its terms, subject to Bankruptcy, moratorium, insolvency and principles of equity.

        5.       Applicant’s authorization, execution, delivery and performance of the Agreement does not conflict with any other material agreement, or arrangement to which Applicant is a party or by which Applicant is bound.

        IN WITNESS WHEREOF, Applicant has executed this Application for Admission as a Substituted Member of the Company effective as of January 14, 2005, such execution to also be deemed to be the execution by Applicant of the Agreement.

ENTERPRISE GP HOLDINGS, L.P.

By: EPE Holdings, LLC, its general partner

By: Dan Duncan LLC, its sole member

By:	/s/ Richard H. Bachmann
Richard H. Bachmann Executive Vice President, Secretary and Manager

        Applicant is hereby admitted as a Substituted Member of the Company, and Applicant hereby succeeds to all of El Paso GP Holdco’s rights and obligations under the Agreement.

ENTERPRISE PRODUCTS GP, LLC

By:	/s/ Richard H. Bachmann
Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary